Exhibit 99.1

Scotiabank reports strong first quarter earnings of $1.6 billion and increases dividend

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter January 31, 2013 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our First Quarter 2013 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

First quarter financial measures compared to the same period a year ago:

•	Earnings per share (diluted) of $1.25, compared to $1.20
•	Net income of $1,625 million, versus $1,436 million
•	Return on equity of 16.6%, compared to 19.8%
•	Productivity ratio of 53.5%, same as last year
•	Quarterly dividend increased by 3 cents to 60 cents per common share

TORONTO, March 5, 2013 /CNW/ - Scotiabank reported first quarter net income of $1,625 million compared with net income of $1,436 million in the same period last year.  Diluted earnings per share were $1.25, compared to $1.20 in the same period a year ago. Return on equity remained strong at 16.6%.  Adjusting for a real estate gain last year, income was up 21% and diluted earnings per share grew by 11.6%.

"We are beginning the year with strong results," said Rick Waugh, Scotiabank CEO.  "The Bank's diversity across businesses and geographies continues to contribute to solid top-line revenue growth.  Once again we saw organic growth in all four business lines along with good contributions from acquisitions, particularly ING DIRECT in Canada and Banco Colpatria in Colombia."

"Canadian Banking had a very strong first quarter, with net income of $574 million, up 21%, driven by strong top-line revenue growth.  We were pleased with the solid contribution from ING DIRECT and the launch of our Scotiabank American Express credit cards, and the double digit increases in net income in our existing Canadian Banking business. This was mainly from strong asset growth in most businesses, and low provisions for credit losses.

"With net income of $466 million, International Banking continued to perform strongly.  In addition to a good contribution from our acquisition of Banco Colpatria, there was a strong increase in asset and deposit volumes in our high-growth Latin American businesses. Provisions for credit losses have risen in line with growth in our portfolios and continuing soft economic conditions in the Caribbean.

"Global Wealth Management reported net income of $310 million.  Wealth management and insurance businesses both contributed to this growth from strong sales, domestically and internationally, and improved market conditions.  The completion of the acquisition of Colfondos in Colombia in December also contributed to the increase in assets under management and assets under administration and we look forward to the future contribution from this business.

"Global Banking and Markets had a strong quarter with net income of $399 million. There were strong contributions across the business platform with particularly good performance in the fixed income and precious metals businesses as well as our corporate lending business in the U.S., Canada and Europe.

"The Bank continues to maintain strong, high quality capital levels.  The Bank's Common Equity Tier 1 capital ratio, on an all-in basis, was 8.2%, well above the 7% minimum.  The strong level of earnings this quarter and strong capital position allowed the Bank to increase its quarterly dividend by 3 cents to 60 cents per share.

Based on our strong start to the year, and the effective execution of our five-point strategy, we are well-positioned to achieve our goals for 2013."

YEAR-TO-DATE PERFORMANCE versus key 2013 financial and operational objectives was as follows:

TARGET #1: Earn a return on equity (ROE)(1) of 15 to 18%. For the three months Scotiabank earned an ROE of 16.6%.

TARGET #2: Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-over-year growth in earnings per share was 11.6%(2).

TARGET #3: Maintain a productivity ratio(1) of less than 56%. Scotiabank's ratio was 53.5% for the three months.

TARGET #4: Maintain strong capital ratios. Scotiabank's capital ratios remain strong by both Canadian and international standards.

(1) Refer below for a discussion of non-GAAP measures.
(2) Excluding $708 million or 61 cents per share relating to real estate gains in 2012, of which $94 million or 8 cents related to the first quarter.

Financial Highlights

	As at and for the three months ended

(Unaudited)	January 31 2013	October 31 2012	January 31 2012

Operating results ($ millions)
Net interest income	2,771	2,580	2,375
Net interest income (TEB(1))	2,775	2,584	2,380
Non-interest revenue	2,411	2,284	2,246
Non-interest revenue (TEB(1))	2,481	2,354	2,309
Total revenue	5,182	4,864	4,621
Total revenue (TEB(1))	5,256	4,938	4,689
Provision for credit losses	310	321	265
Operating expenses	2,813	2,713	2,507
Provision for income taxes	434	311	413
Provision for income taxes (TEB(1))	508	385	481
Net income	1,625	1,519	1,436
Net income attributable to common shareholders	1,504	1,398	1,343
Operating performance
Basic earnings per share ($)	1.27	1.20	1.23
Diluted earnings per share ($)	1.25	1.18	1.20
Adjusted diluted earnings per share(1)(2) ($)	1.27	1.20	1.22
Return on equity(1) (%)	16.6	16.4	19.8
Productivity ratio (%) (TEB(1))	53.5	54.9	53.5
Core banking margin (%) (TEB(1))	2.30	2.35	2.25
Financial position information ($ millions)
Cash and deposits with financial institutions(3)	53,120	47,337	45,400
Trading assets	104,493	87,596	88,086
Loans(3)	388,610	352,487	332,968
Total assets	736,361	668,044	637,055
Deposits(3)	512,561	463,590	451,609
Common equity	36,768	35,252	28,112
Preferred shares	4,384	4,384	4,384
Assets under administration(1)	352,073	327,977	310,789
Assets under management(1)	130,576	114,694	106,004
Capital measures(4)
Common Equity Tier 1 ratio (%)	8.2	N/A	N/A
Tier 1 capital ratio (%)	10.3	13.6	11.4
Total capital ratio (%)	13.5	16.7	13.2
Tangible common equity to risk-weighted assets(1) (%)	10.1	11.3	8.5
Assets-to-capital multiple	17.3	15.0	17.7
Risk-weighted assets ($ millions)	280,061	253,309	253,075
Credit quality
Net impaired loans ($ millions)(5)	1,902	1,973	1,806
Allowance for credit losses ($ millions)	3,097	2,969	2,750
Net impaired loans as a % of loans and acceptances(3)(5)	0.48	0.53	0.52
Provisions for credit losses as a % of average loans and acceptances (annualized)(3)	0.32	0.36	0.32
Common share information
Share price ($) (TSX)
High	59.20	55.00	56.95
Low	52.30	51.24	47.54
Close	58.65	54.25	51.53
Shares outstanding (millions)
Average - Basic	1,186	1,166	1,091
Average - Diluted	1,204	1,184	1,125
End of period	1,192	1,184	1,103

Dividends per share ($)	0.57	0.57	0.52
Dividend yield(6) (%)	4.1	4.3	4.0
Market capitalization ($ millions) (TSX)	69,896	64,252	56,840
Book value per common share ($)	30.85	29.76	25.49
Market value to book value multiple	1.9	1.8	2.0
Price to earnings multiple (trailing 4 quarters)	11.0	10.2	10.8
Other information
Employees	82,618	81,497	77,302
Branches and offices	3,392	3,123	3,116

(1)	Refer below for a discussion of non-GAAP measures.
(2)	Prior period amounts have been restated to reflect the current period definition. Refer below for the definition.
(3)	Prior period amounts and related ratios have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3 in the condensed interim consolidated financial statements).
(4)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (refer to the MD&A). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the Bank's 2012 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Notable Business Highlights

Recent initiatives

•	Completed the acquisition of Credito Familiar in Mexico, a 243 branch operation focused on the Consumer and Micro Finance segment. The Bank's ownership of Credito Familiar represents an attractive vehicle to leverage into Mexico the proven CrediScotia Peru model for Consumer & Micro Finance.

Recognized for success

•	Scotia iTRADE was ranked #1 overall in Surviscor's Online Discount Brokerage scorCard for the second consecutive review. Surviscor is a semi-annual, impartial assessment of online features and functionality at Canadian online discount brokerage institutions. Scotia iTRADE moved to the number one position following the launch of its new and much enhanced trading platform, with fully integrated online brokerage-banking connectivity and single sign-on.
•	Scotiabank was named as the World's Best Internet Bank for Trade Services, 2012 by Global Finance Magazine. Criteria for choosing the winners included strength of strategy for attracting and servicing online customers, breadth of products offered, success in getting clients to use web offerings, growth of customer base, and website design and functionality.
•	Mexico's President Enrique Pena Nieto awarded Scotiabank Mexico the "National Agroalimentary Prize" in the Services Category. This award represents the highest recognition in the Agricultural business in Mexico.

Serving customers

•	To help Canadians kick-start their 2013 savings, Scotiabank introduced a new one-year Guaranteed Investment Certificate (GIC) with a special rate of 1.6 per cent. GICs play a special role in a savings plan by offering Canadians a safe way to keep their money working.
•	Scotiabank Mexico launched "De Volada", a new unsecured personal loan product with market leading adjudication and fulfillment turn-around times, driving exceptional customer experience and loan growth.
•	To provide more choice for customers, Scotia Asset Management L.P. announced the launch of six new mutual funds, including four new core mandates to Scotia Corporate Class Funds and two new mutual fund trusts to ScotiaFunds. Also in the quarter Dynamic Funds launched a high yield credit mutual fund and Scotia Private client group launched a new real estate pool.
•	Scotiabank acted as Joint Lead Arranger, Joint Bookrunner & Documentation Agent on a USD $5 billion Senior Secured Credit Facility for Plains Exploration & Production Company's acquisition of certain Gulf of Mexico assets from BP PLC.

Scotiabank's Bright Future program in action

•	Scotiabank collaborated with Junior Achievement across the Caribbean to bring a financial literacy program to local secondary school students. Over the next three years the collaboration will provide financial literacy courses to more than 14,000 students.
•	Through a donation to Neptune Studio Theatre in Halifax, Scotiabank is providing unique support of a theatre program designed to develop contemporary Canadian and regional works of art.

NON-GAAP MEASURES

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In the current period the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the classification of net interest from trading operations in revenues from trading operations recorded in other operating income.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an alternative financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue and provision for income taxes are presented below:

	For the three months ended

TEB Gross up ($ millions)	January 31 2013	October 31 2012	July 31 2012	April 30 2012	January 31 2012
Net interest income	$4	$4	$5	$3	$5
Other operating income	70	70	72	66	63
Total revenue and provision for taxes	$74	$74	$77	$69	$68

Group Financial Performance

Financial results

Scotiabank's net income for the first quarter was $1,625 million, compared with $1,436 million for the same period last year and $1,519 million last quarter.

Diluted earnings per share were $1.25, compared to $1.20 in the same period a year ago, which included a gain on sale of a real estate asset in Western Canada of 8 cents per share. Adjusting for this gain in 2012, diluted earnings per share grew by 11.6%.

Diluted earnings per share increased 5.9% from $1.18 in the last quarter.

Return on equity remained strong at 16.6%, compared to 19.8% last year and 16.4% last quarter.

Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant quarter over quarter or year over year.

($ millions except per share amounts)	For the three months ended

	Jan. 31, 2013 vs. Jan. 31, 2012	Jan. 31, 2013 vs. Oct. 31, 2012
U.S./Canadian dollar exchange rate (average)
January 31, 2013	$1.007	$1.007
October 31, 2012		$1.014
January 31, 2012	$0.979
% change	3%	-1%
Impact on income:
Net interest income	$(16)	$14
Net fee and commission revenues	(7)	6
Other operating income	(8)	6
Operating expenses	6	(12)
Other items (net of tax)	4	(5)
Net income	$(21)	$9
Earnings per share (diluted)	$(0.02)	$0.01
Impact by business line:
Canadian Banking	$(2)	$-
International Banking	(6)	6
Global Wealth Management	(3)	1
Global Banking and Markets	(10)	3
Other	$-	$(1)

Q1 2013 vs Q1 2012

Net income
Scotiabank's net income was $1,625 million in the first quarter, an increase of $189 million or 13% from the same period a year ago. Last year's results included an after-tax real estate gain of $94 million. Excluding this gain, net income was up 21%. Acquisitions, primarily ING Bank of Canada (ING DIRECT) and Banco Colpatria, contributed approximately 40% to the year-over-year growth. The remaining growth was attributable to higher net interest income, growth in wealth management and transaction-based banking revenues, increased contributions from associated corporations and stronger trading revenues. These increases were partly offset by higher operating expenses and provisions for credit losses.

Total revenue
Total revenue (on a taxable equivalent basis) was $5,256 million, up $567 million or 12% from the same quarter last year, or 15% excluding the real estate gain recorded last year. Acquisitions accounted for $355 million of this increase. The remaining increase was attributable to higher net interest income from asset growth, strong banking and wealth management fees, improved trading revenues, and increased contributions from associated corporations.

Net interest income
This quarter's net interest income (on a taxable equivalent basis) of $2,775 million was $395 million or 17% higher than the same quarter last year. This was attributable to acquisitions and asset growth primarily in business lending, residential mortgages and personal lending. The core banking margin was 2.30% up from 2.25% last year.

The increase in the margin was primarily from higher margins in Colombia, a wider spread on the Canadian floating rate portfolio and lower volumes of low spread deposits with banks. This was partially offset by the inclusion of the lower-spread ING DIRECT portfolio.

Net fee and commission revenues
Net fee and commission revenues of $1,661 million were $161 million or 11% higher than the same period last year. The growth was attributable to recent acquisitions and higher wealth management revenues, from growth in assets under management and assets under administration, and improved financial markets. There were also increased transaction-based banking fees, in particular payment fees.

Other operating income
Other operating income (on a taxable equivalent basis) was $820 million compared to $809 million in the same quarter last year. Included in last year's results was the gain on sale of a real estate asset of $111 million. Excluding this gain, other operating income was up $122 million or 17%. Contributions from associated corporations were higher than the prior year primarily reflecting stronger earnings from Thanachart Bank in Thailand. Trading revenue was up from the same period last year, mainly in the fixed income business. Net gains on investment securities and insurance income were also higher.

Provision for credit losses
The provision for credit losses was $310 million this quarter, up $45 million from the same period last year. The year-over-year increase was due primarily to higher provisions in retail and commercial lending in International Banking, partially offset by lower provisions in Canadian Banking. Further discussion on credit risk is provided in the MD&A.

Operating expenses and productivity
Operating expenses were $2,813 million this quarter, up $306 million or 12% from the same quarter last year. Acquisitions accounted for $170 million of the increase. The remaining growth was primarily in compensation-related expenses.  The increase reflected higher staffing levels and annual merit increases, growth in performance-based compensation in line with higher income levels, and increased pension and benefit expenses. The latter increase was primarily due to the impact of the continued low interest rate environment. There were also higher premises costs, primarily from rental expenses due to the sale of Scotia Plaza in the prior year.

The productivity ratio of 53.5% remained unchanged from the same quarter last year. Operating leverage year over year was positive 2.7%, adjusting for the real estate gain last year.

Taxes
The effective tax rate for this quarter was 21.1%, down from 22.3% in the first quarter last year. This quarter the tax rate benefitted from foreign tax recoveries, higher income in low tax jurisdictions and lower non-deductible expenses. Last year's tax rate was favourably impacted by lower taxes on the gain on sale of the real estate asset.

Q1 2013 vs Q4 2012

Net income
Net income was $1,625 million, up $106 million or 7% from the fourth quarter. The increase was due primarily to contributions from ING DIRECT, higher net interest income from asset growth, stronger wealth management and trading revenues and increased income from associated corporations. These items were partly offset by an increase in operating expenses and the impact of a higher effective income tax rate.

Total revenue
Total revenue (on a taxable equivalent basis) of $5,256 million was $318 million or 6% higher quarter over quarter. Recent acquisitions accounted for $125 million of the growth. The remaining increase was primarily from higher net interest income, as well as strong contributions from associated corporations. There were also higher wealth management revenues. Trading results were stronger quarter over quarter, while underwriting revenues declined.

Net interest income
Net interest income (on a taxable equivalent basis) was $2,775 million, up $191 million or 7% from the previous quarter. This was attributable to acquisitions and asset growth, primarily in business lending and residential mortgages. The core banking margin of 2.30% was down from 2.35% last quarter.

The decline in core banking margin was due entirely to the impact of ING DIRECT, which has lower spread assets. Adjusting for this, the margin was in line with last quarter.

Net fee and commission revenues
Compared to the previous quarter, net fee and commission revenue of $1,661 million was up $27 million or 2%. The increase was due mainly to stronger mutual fund and retail brokerage revenues, from growth in assets under management and assets under administration and improved financial markets. These increases were partly offset by reduced underwriting fees and modest decline in transaction-based revenues.

Other operating income
Other operating income (on a taxable equivalent basis) rose $100 million or 14% to $820 million. Trading revenues were up quarter over quarter, mainly in the fixed income and precious metals business. Net income from associated corporations was also stronger this quarter, primarily from a higher contribution from Thanachart Bank.

Provision for credit losses
The provision for credit losses was $310 million this quarter, down $11 million from the prior quarter. This decline was due primarily to lower provisions in commercial lending in Canadian Banking and Global Banking and Markets, partially offset by higher provisions in International Banking. Further discussion on credit risk is provided in the MD&A.

Operating expenses and productivity
Compared to the fourth quarter, operating expenses were up $100 million or 4%, of which $60 million related to acquisitions. The remaining increase of 1% was due primarily to growth in compensation-related expenses as a result of annual merit increases and higher stock-based compensation. The latter was mainly from the seasonal impact of vesting of new grants awarded to employees eligible to retire. Pension and other benefit costs were also up, mostly reflecting the impact of the continued low interest rate environment. In addition, benefit costs were lower last quarter due to actuarial revaluations of long-term benefit plans. These increases were partly offset by lower expenses in almost all of the other expense categories, due mainly to seasonally higher expenses in the prior quarter.

The productivity ratio was 53.5%, compared to 54.9% in the previous quarter.

Taxes
This quarter, the effective tax rate increased to 21.1% from 17.0% in the prior quarter. The increase was primarily from lower foreign tax recoveries and proportionately lower tax-exempt income. As well, last quarter's tax rate benefitted from an increase in deferred tax assets due to changes in tax rates in foreign subsidiaries.

Financial position

The Bank's total assets at January 31, 2013 were $736 billion, up $68 billion or 10% from October 31, 2012, including approximately $41 billion upon the acquisition of ING DIRECT. The impact of foreign currency translation was not significant.

Cash and deposits with financial institutions grew by $6 billion, due mainly to increases in interest bearing deposits with central banks.

Precious metals decreased $1 billion due to lower prices and inventory.

Securities purchased under resale agreements and securities borrowed increased by $7 billion.

Trading assets increased $17 billion from October 31, 2012, almost entirely in trading securities from higher holdings of common equities, and U.S. and other foreign government debt.

Investment securities grew by $5 billion due mainly to increased holdings of Canadian government debt from the acquisition of ING DIRECT. As at January 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,023 million, an increase of $132 million from October 31, 2012. The change was due primarily to increases in the values of common equities.

Loans increased $36 billion or 10% from October 31, 2012. Business and government loans rose $4 billion due primarily to growth in Latin America and Asia, as well as in Canada due mainly to the acquisition of ING DIRECT. In retail lending, residential mortgages increased $31 billion almost entirely from the acquisition of ING DIRECT. Personal and credit card loans rose $2 billion due mainly to growth in Latin America.

Total liabilities were $693 billion as at January 31, 2013, up $67 billion or 11% from October 31, 2012, including approximately $38 billion upon the acquisition of ING DIRECT.

Total deposits increased by $49 billion. Personal deposits grew by $30 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $16 billion from both the ING DIRECT acquisition as well as growth in the U.S. Deposits by banks increased $2 billion in the U.S. and Asia.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $15 billion and $6 billion, respectively. Derivative instrument liabilities decreased $3 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $1,585 million from October 31, 2012. This increase was driven by internal capital generation of $829 million, the issuance of common shares of $413 million, comprised of $99 million for the purchase of Colfondos in Colombia and $314 million through the Dividend Reinvestment Plan and the exercise of options. Other reserves were up $31 million.

Accumulated other comprehensive income increased $243 million due mainly to higher unrealized gains on available-for-sale securities and reduced unrealized foreign exchange losses on the Bank's investments in its foreign operations.

Non-controlling interests in subsidiaries increased $107 million due mainly to current period net income attributable to non-controlling interests and the acquisition of Colfondos. Non-controlling interests - capital instrument equity holders decreased $38 million due mainly to distributions.

Capital ratios

The Bank's various regulatory capital amounts consist of the following:

	As at

	January 31 2013		October 31 2012

($ millions)	Basel III All-in		Basel II

Common Equity Tier 1 capital	$23,014	$	n/a
Tier 1 capital	28,960		34,436
Total regulatory capital	$37,818		$42,193
Total risk-weighted assets	$280,061		$253,309
Capital ratios:
Common Equity Tier 1 capital	8.2%		n/a
Tier 1 capital ratio	10.3%		13.6%
Total capital ratio	13.5%		16.7%
Assets-to-capital multiple	17.3x		15.0x

The Bank continues to maintain a strong capital position. The CET1, Tier 1 and Total Capital ratios under Basel III all-in were 8.2%, 10.3% and 13.5% respectively, well above minimum requirements. As at October 31, 2012, the Basel II Tier 1 and Total Capital ratios were 13.6% and 16.7% respectively.

The Basel III all-in Tier 1 and Total ratios are lower than Basel II ratios due to the introduction of additional regulatory deductions including intangibles below Basel II threshold, deferred tax assets that rely on future profitability, and defined-benefit pension fund net assets.

The increase in risk-weighted assets of $27 billion was due to the implementation of the Basel III requirements ($12 billion), the acquisition of ING DIRECT ($5 billion) and organic growth ($10 billion).

Business Segment Review

Scotiabank's results, average assets, and average liabilities, allocated by these operating segments are as follows:

	For the three months ended January 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,361	$1,200	$122	$217	$(129)	$2,771
Net fee and commission revenues	384	334	683	305	(45)	1,661
Net income from investments in associated corporations	9	132	56	-	(47)	150
Other operating income	1	90	104	427	(22)	600
Provision for credit losses	118	186	1	5	-	310
Other operating expenses	861	976	570	406	-	2,813
Provision for income taxes	202	128	84	139	(119)	434
Net income	$574	$466	$310	$399	$(124)	$1,625
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	50	9	-	-	59
Capital instrument equity holders	-	-	-	-	7	7
Net income attributable to equity holders of the Bank	$574	$416	$301	$399	$(131)	$1,559
Average assets ($ billions)	$267	$115	$14	$240	$93	$729
Average liabilities ($ billions)	$185	$76	$17	$175	$234	$687

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended January 31, 2013 ($74) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended October 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,229	$1,153	$125	$217	$(144)	$2,580
Net fee and commission revenues	376	352	646	338	(78)	1,634
Net income from investments in associated corporations	(2)	103	53	1	(37)	118
Other operating income	(2)	84	99	361	(10)	532
Provision for credit losses	132	176	2	11	-	321
Other operating expenses	820	979	538	390	(14)	2,713
Provision for income taxes	168	84	83	120	(144)	311
Net income	$481	$453	$300	$396	$(111)	$1,519
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	52	6	1	-	59
Capital instrument equity holders	-	-	-	-	7	7
Net income attributable to equity holders of the Bank	$481	$401	$294	$395	$(118)	$1,453
Average assets ($ billions)	$232	$111	$14	$232	$89	$678
Average liabilities	$153	$73	$16	$174	$222	$638

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended October 31, 2012 ($74), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended January 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,174	$1,003	$123	$170	$(95)	$2,375
Net fee and commission revenues	365	291	586	289	(31)	1,500
Net income from investments in associated corporations	1	68	53	-	(29)	93
Other operating income	9	89	97	386	72	653
Provision for credit losses	136	124	-	5	-	265
Other operating expenses	768	845	495	390	9	2,507
Provision for income taxes	170	91	76	139	(63)	413
Net income	$475	$391	$288	$311	$(29)	$1,436
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	18	6	-	-	25
Capital instrument equity holders	-	-	-	-	13	13
Net income attributable to equity holders of the Bank	$474	$373	$282	$311	$(42)	$1,398
Average assets ($ billions)	$219	$101	$13	$206	$97	$636
Average liabilities	$147	$63	$15	$159	$219	$603

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended January 31, 2012 ($68) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Canadian Banking

Q1 2013 v Q1 2012
Canadian Banking reported net income attributable to equity holders of $574 million in the first quarter.  The increase of $100 million or 21% from the same period last year was driven by the acquisition of ING DIRECT, strong organic asset growth and a lower provision for credit losses. Return on economic equity decreased to 36.3% from 38.8% last year, mainly reflecting the inclusion of ING DIRECT.

Q1 2013 v Q4 2012
Quarter over quarter, net income attributable to equity holders increased $93 million or 19%, of which $45 million was from the ING DIRECT acquisition. Organic growth of 10% reflected higher net interest income driven by strong asset growth and lower provision for credit losses. Return on economic equity decreased to 36.3% from 37.7% last quarter.

International Banking

Q1 2013 v Q1 2012
International Banking reported a strong first quarter with net income attributable to equity holders of $416 million, an increase of $43 million or 12% over last year. The increase was driven by strong loan growth in Latin America, the acquisition of Banco Colpatria in Colombia, and higher income from investments in associated corporations, partly offset by increased provisions for credit losses. Return on economic equity was 13.9% versus 12.7% in the same quarter last year.

Q1 2013 v Q4 2012
Net income attributable to equity holders increased by $15 million or 4% to $416 million. This was driven by solid asset growth, particularly in Latin America and higher net income from investments in associated corporations. Partly offsetting were seasonally higher retail fees in Chile in the previous quarter. Return on economic equity was 13.9% versus 12.4% last quarter.

Global Wealth Management

Q1 2013 v Q1 2012
Global Wealth Management reported net income attributable to equity holders of $301 million this quarter, an increase of $19 million or 7% from the same quarter last year. Net income increased due to strong results from both the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales and improved financial markets. There were also higher revenues from global insurance. Return on economic equity was 17.0% compared to 14.0% last year.

Q1 2013 v Q4 2012
Quarter over quarter, net income attributable to equity holders increased by $7 million or 2% due mostly to growth in brokerage and mutual fund fees, and higher international wealth and insurance revenues, partially offset by increased expenses.

Global Banking and Markets

Q1 2013 v Q1 2012
Global Banking and Markets continued its very strong performance, reporting net income attributable to equity holders of $399 million in the first quarter, the second highest quarterly result on record. The year-over-year increase of $88 million or 28%, was due to stronger revenues across the business platform. Return on economic equity was 30.8% this quarter compared to 23.2% in the same period last year.

Q1 2013 v Q4 2012
Net income attributable to equity holders increased $4 million or 1% compared to the prior quarter, continuing the strong trend of the last few quarters. Higher revenues in most businesses and lower provisions for credit losses were partly offset by modestly higher expenses. Return on economic equity increased slightly to 30.8% from 30.1%.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $74 million in the first quarter, compared to $68 million in the same period last year and $74 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2013 v Q1 2012
The Other segment had a net loss attributable to equity holders of $131 million in the first quarter, compared to a net loss of $42 million last year.  Adjusting for last year's after-tax gain of $94 million from the sale of a real estate asset, the net loss last year was $136 million.  Higher net gains on investment securities were mostly offset by lower revenues from asset/liability management activities.

Q1 2013 v Q4 2012

The Other segment had a net loss attributable to equity holders of $131 million in the first quarter, compared to a net loss of $118 million in the prior quarter.  The quarter-over-quarter increase in the net loss was mainly from higher taxes and lower net gains on investment securities.  Partly offsetting was a lower intercompany elimination related to the underwriting of the Bank's common share issuance in the comparative quarter.  The latter had no impact on the Bank's consolidated results.

Shareholder Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2	January 29
April 2	April 26
July 2	July 29
October 1	October 29

Annual Meeting date for fiscal 2013
The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on March 5, 2013, at 2:00 pm EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 6, 2013, to March 20, 2013, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4584490#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

Peter Slan, Senior Vice President, Investor Relations, (416) 933-1273; Ann DeRabbie, Director, Media Communications, (416) 933-1344

CO: Scotiabank

CNW 07:30e 05-MAR-13